EXHIBIT 99.2

CytRx
Corporation	FOR IMMEDIATE RELEASE

CytRx Corporation
11726 San Vicente Boulevard
Suite 650
Los Angeles, CA 90049
(310) 826-5648
http://www.cytrx.com

NEW CYTRX CEO OUTLINES STRATEGIC PLANS

Los Angeles, California, August 13, 2002 – CytRx Corporation’s (NASDAQ: CYTR) new chief executive officer, Steven A. Kriegsman, said he plans to shift the company’s focus to licensing and strategic alliances for the development and marketing of its products. The company’s new plans include finding a partner before further developing its experimental drug FLOCOR.

“Revenue and profits are my focus and CytRx’s goal,” CEO Steven Kriegsman told Dow Jones Newswires recently.

Although CytRx has invested a substantial amount of money on developing FLOCOR, it needs to partner with a large biotechnology or pharmaceutical company to continue clinical development of this compound. The shift in CytRx’s strategic plans is aimed at enabling the company to continue the development of FLOCOR while limiting the company’s additional financial commitment to the product.

FLOCOR is initially being developed for sickle-cell anemia, but CytRx has previously indicated that it wants to test it for other disorders as well. CytRx reported in June that a government grant sought by CytRx to support the Phase III trial of FLOCOR at Johns Hopkins University Medical School was not approved. CytRx believes that other financial options might be available to fund the substantial anticipated costs of the Phase III trial. The company’s current strategy is to shift the development costs of FLOCOR, as well as any other products of the company, to larger pharmaceutical companies through strategic alliances, licenses or other collaborative arrangements.

CytRx conducted several clinical trials of FLOCOR through 1999, with the most significant results in pediatric sickle-cell patients. After reviewing the trial data, the FDA indicated CytRx would need to do additional trials of FLOCOR to get approval.

FLOCOR received an “orphan drug” designation from the FDA, and if it receives marketing approval, it would have seven years of market exclusivity in the United States. Orphan drug designation is given by the FDA for those drugs that are developed for treatment of diseases affecting less than 200,000 patients in the U.S., giving companies the seven-year marketing exclusivity period following FDA approval as an incentive.

Mr. Kriegsman stated that CytRx may seek an arrangement for FLOCOR where CytRx licenses it to an entity established by a larger pharmaceutical company to develop and market FLOCOR, with CytRx retaining a minority interest in that entity. “We have not yet identified a partner for

FLOCOR, and the form of any arrangement that we ultimately enter into could be a license or could otherwise differ significantly from this minority equity ownership structure,” he added.

The new CEO said CytRx will now also look to license its prostate cancer vaccine technology and other cancer vaccine technology not already covered by agreements with Vical, Inc. and Merck & Co., Inc. CytRx also could receive further milestone payments from Merck on its HIV vaccine program and from Vical on its vaccine programs.

As part or its revised strategy, CytRx may also seek to license profitable products from other companies. Prior to joining CytRx, Kriegsman was engaged in finding valuable products in the healthcare sector. Kriegsman took over the company’s top post from Jack Luchese after the July 2002 merger of CytRx and Global Genomics Capital, Inc., a private company that Kriegsman headed.

CytRx is now based in Los Angeles, California.

About CytRx Corporation

CytRx Corporation is a biopharmaceutical company focused on the development and commercialization of high-value human therapeutics. The company’s current portfolio of products under development includes FLOCOR, an intravenous agent for treatment of sickle cell disease and other acute vaso-occlusive disorders, and TranzFect, a delivery technology for DNA-based vaccines. CytRx has licensed TranzFect to Merck & Co., Inc. for use in Merck’s efforts to develop DNA-based vaccines for HIV and three other infectious diseases. All other uses of TranzFect for enhancement of viral or non-viral delivery of polynucleotides (such as DNA and RNA) have been licensed to Vical, Incorporated. CytRx has a research pipeline in the areas of muscular dystrophy, cancer, spinal cord injury, vaccine delivery, gene therapy and food animal feed additives.

CytRx’s wholly owned subsidiary, GGC Pharmaceuticals, Inc., (formerly Global Genomics Capital, Inc.) is a genomics holding company that currently has a forty percent ownership interest in Blizzard Genomics, Inc in Minneapolis, Minnesota and a five percent ownership interest in Psynomics, Inc., a central nervous system genomics company in San Diego, CA. Blizzard Genomics, Inc. is developing instrumentation, software, and consumable supplies (including patent-pending “T-Chip” and “Contact” technologies) for the genomics industry. GGC expects that DNA chips will significantly impact a broad range of biomedical and agricultural businesses. These include drug development, diagnostic testing, forensics, environmental testing and plant biotechnology. Psynomics, Inc. is a genomics company developing technology for the diagnosis and treatment of neuropsychiatric diseases and has rights to access a significant database of patient data and corresponding tissue samples.

CAUTIONARY NOTICE ABOUT FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks or uncertainties related to the ability of CytRx to identify and enter into licensing agreements or strategic alliances on satisfactory terms with larger companies for the development and marketing of FLOCOR and its other products, the ability of CytRx to identify and consummate agreements to acquire new products with CytRx’s limited financial resources, the integration of CytRx and Global Genomics Capital, and the potential need for additional capital for continued operations. Additional uncertainties and risks are described in CytRx’s most recently filed SEC documents, such as its most recent annual report on Form 10-K, all quarterly reports on Form 10-Q and any current reports on Form 8-K filed since the date of the last Form 10-K. All forward-looking statements are based upon information available to CytRx on the date the statements are first published. CytRx undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Additional Information, Please Contact:
With the Company:	Broker Relations:

Steven A. Kriegsman	Loren Brown
Chief Executive Officer	Madison & Wall Worldwide
310/826-5648	407/682-2001
steven@kriegsmangroup.com	Loren@insidewallstreet.com

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